UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO SECTION 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF November, 2008

Commission File Number: 333-134004

Canadian Satellite Radio Holdings Inc.

(Exact name of registrant as specified in its charter)

Suite 2300, P.O. Box 222, Canada Trust Tower, BCE Place, 161 Bay Street, Toronto, Ontario, Canada M5J 2S1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1). ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7). ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below if the file number assigned to the registrant in connection with Rule 12g3-2 (b):  82-

EXHIBIT NUMBER	DESCRIPTION

99.1	The Registrant's Notice of Annual Meeting of Shareholders to be held on January 15, 2009 and related Management Information Circular

99.2	The Registrant's Form of Proxy to be used in connection with the Annual Meeting of Shareholders to be held on January 15, 2009

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN SATELLITE RADIO
HOLDINGS INC.
(Registrant)

Date: November 24, 2008	By:	/s/ Michael Washinushi
Name: Michael Washinushi
Title: Chief Financial Officer, Treasurer and Secretary